UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2002

Commission File Number 000-12790

    ORBOTECH LTD.
(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, November 11, 2002, and entitled “Orbotech Announces Third Quarter 2002 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet as at September 30, 2002.

3.	Registrant’s Condensed Consolidated Statements of Income (Loss) for the Nine Month and Three Month Periods ended September 30, 2002.

*         *         *         *         *         *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

CONTACT:	COMPANY CONTACT:
Evan Smith	Adrian Auman, Corporate Vice President
KCSA Public Relations Worldwide	Investor Relations, Director of Finance
(212) 682-6300	Orbotech Ltd.
www.kcsa.com	+972-8-942-3560
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH ANNOUNCES THIRD QUARTER 2002 RESULTS

YAVNE, ISRAEL—November 11, 2002—ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the third quarter and nine months ended September 30, 2002.

Revenues for the third quarter of 2002 were $54.2 million, compared to the $61.7 million recorded in the third quarter a year ago. Net loss for the third quarter of 2002 was $2.0 million, or $0.06 per share (diluted), compared with net income for the third quarter last year, excluding a restructuring charge of $4.0 million, net of taxes, of $0.4 million, or $0.01 per share (diluted). Including the charge, the reported net loss for the third quarter of 2001 was $3.6 million, or $0.11 per share (diluted).

Revenues for the first nine months of 2002 were $159.5 million, compared to the $243.0 million recorded in the same period in 2001. Net loss for the first nine months of 2002, excluding a $1.6 million restructuring charge during the first half of the year, net of taxes, was $4.4 million, or $0.14 per share (diluted), compared with net income for the same period last year, excluding a restructuring charge of $4.0 million, net of taxes, of $27.5 million, or $0.84 per share (diluted). Including these charges, the reported net loss for the first nine months of 2002 was $6.0 million, or $0.19 per share (diluted), compared with reported net income of $23.5 million, or $0.72 per share, for the first nine months of 2001.

Total revenues for the third quarter of 2002 were $54.2 million, the same as for the second quarter of 2002. Sales of equipment to the printed circuit board (“PCB”) industry relating to bare PCBs were $18.5 million in the third quarter of 2002, compared to $20.0 million in the second quarter of 2002, and $20.8 million in the third quarter of 2001. Sales of flat panel display (“FPD”) inspection equipment were $11.7 million, compared to $13.2 million in the second quarter of 2002, and $15.3 million in the third quarter of last year. Sales of equipment to the PCB industry relating to assembled PCBs were $4.1 million, compared to $3.8 million in the second quarter, and $7.1 million in the third quarter of last year. Sales of IC packaging substrate inspection equipment for the third quarter of 2002 were $2.3 million. In addition, service revenues for the third quarter were $15.4 million compared to $15.3 million in the second quarter and $19.3 million in the third quarter of 2001.

The Company completed the quarter with cash equivalents and short-term and long-term cash investments of approximately $154 million, compared with approximately $152 million at the end of the second quarter. Non-operating disbursements totaled approximately $0.8 million, primarily for capital expenditures.

While the Company believes that the demand for its bare PCB inspection equipment has stabilized, the demand for its assembled PCB inspection systems continues to be affected by the hesitancy on the part of electronics manufacturers in capital equipment spending. By contrast, the Company is witnessing a trend towards increased demand for FPD inspection equipment from FPD manufacturers who are continuing to undertake capital investments in plant capacity expansion for both fifth generation and low temperature poli-si applications.

In light of the current industry outlook and in order to return to profitability as soon as possible, the Company has decided to take additional steps to re-align its operations. These measures include a reduction of approximately 12% in the Company’s worldwide workforce and the rationalization of certain activities, primarily in our North American and European operations, and curtailing certain research and development activities. As a result, during the fourth quarter, the Company expects to incur a restructuring charge of approximately $8.0 million and will reduce its quarterly operating expenses by approximately $4.0 million.

Furthermore, effective November 15th, the Company is establishing an Office of the President which will report to Mr. Yochai Richter, who will continue in the role of Chief Executive Officer and will focus on the Company’s long-term strategic planning and development. The Co-Presidents, all of whom are long time employees of the Company, will manage the operations of the Company and will consist of Rani Cohen, whose principal area of responsibility will be business and strategy, Eyal Harel, whose principal area of responsibility will be products and technology and Arie Weisberg whose principal area of responsibility will be global resources.

Commenting on the results, Yochai Richter, President and Chief Executive Officer, said, “The prolonged economic downturn continues to affect the Company’s results and necessitates the taking of additional actions to lower costs. However, based on the current outlook for the industries we serve, we believe that the steps which we have announced today should enable us to return to profitability, while at the same time preserve our investments in technology and infrastructure for future growth.”

In respect of the management changes, Mr. Richter said, “The aim of these changes is to allow me, as Chief Executive Officer, to concentrate primarily upon matters of fundamental importance to the Company, including its strategic direction, and to facilitate a better transition to the future. I am confident that the new Office of the President will successfully lead the Company toward continued growth and accomplishment, for the ultimate benefit of our shareholders and employees.”

An earnings conference call is scheduled for Monday, November 11 2002, at 9:00 a.m. EST. The dial-in number for the conference call is 630-395-0140, and a replay will be available, on telephone 402-530-7696, until November 21, 2002. The pass code is Q3. A live web cast of the conference call can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech designs, develops, manufactures, markets and services production support solutions for the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company is a world leader in automated optical inspection (AOI) systems for bare PCBs and for FPDs, and in imaging solutions for PCB production, and is a leading provider of AOI systems for assembled PCBs. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide hi-tech solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

ORBOTECH LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT SEPTEMBER 30, 2002
	September 30 2002	December 31 2001
	(Unaudited)	(Audited)
	U. S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	98,150	99,899
Short-term investments	31,343	40,828
Accounts receivable:
Trade	74,862	82,619
Other	25,068	20,120
Inventories	71,738	80,062

Total current assets	301,161	323,528

INVESTMENTS AND NON-CURRENT RECEIVABLES:
Long-term investments	24,183	25,151
Investments in companies	7,484	333
Non-current trade receivables	570	604
Severance pay fund	11,321	10,828
Deferred income taxes	2,317	2,209

	45,875	39,125

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	22,718	25,244

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	16,878	18,746

	386,632	406,643

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Current maturity of long-term liability	2,816	2,835
Accounts payable and accruals:
Trade	14,383	13,776
Other	35,429	50,890

Total current liabilities	52,628	67,501

ACCRUED SEVERANCE PAY	18,931	18,835

LONG-TERM LIABILITY TO THE GOVERNMENT OF ISRAEL,
net of current maturity	11,268	11,338

Total liabilities	82,827	97,674

SHAREHOLDERS’ EQUITY:
Share capital	1,609	1,603
Additional paid-in capital	95,337	93,942
Deferred stock compensation	(711)	(1,350)
Retained earnings	230,913	236,894
Accumulated other comprehensive income	(1,019)	204

	326,129	331,293
Less treasury stock, at cost	(22,324)	(22,324)

Total shareholders' equity	303,805	308,969

	386,632	406,643

These financial statements, including comparative figures, are prepared in accordance with U.S. GAAP, and certain figures have been reclassified to conform therewith.

ORBOTECH LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE NINE MONTH AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2002

	9 months ended September 30		3 months ended September 30		12 months ended December 31
	2002	2001	2002	2001	2 0 0 1
	(Unaudited)		(Unaudited)		(Audited)
	U.S. dollars in thousands (except per share data)
REVENUES	159,500	243,014	54,196	61,680	301,904

COST OF REVENUES:
COST	96,105	125,267	33,498	35,945	162,293
WRITE-DOWN OF INVENTORIES					7,013

	96,105	125,267	33,498	35,945	169,306

GROSS PROFIT	63,395	117,747	20,698	25,735	132,598
RESEARCH AND DEVELOPMENT COSTS—net	31,042	37,031	10,140	11,377	50,047
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	37,340	48,174	12,803	13,188	58,612
AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS	1,881	5,369	627	1,834	7,291
RESTRUCTURING COSTS	1,888	4,406		4,406	6,149
SETTLEMENT WITH THE GOVERNMENT OF ISRAEL IN RESPECT OF R&D GRANTS RECEIVED					14,173

OPERATING INCOME (LOSS)	(8,756)	22,767	(2,872)	(5,070)	(3,674)
FINANCIAL INCOME—net	1,960	3,613	727	662	4,702
OTHER INCOME (EXPENSE)—net	(6)	50	2	10	28

INCOME (LOSS) BEFORE TAXES ON INCOME	(6,802)	26,430	(2,143)	(4,398)	1,056
TAXES ON INCOME	(965)	2,896	(242)	(821)	(975)

INCOME (LOSS) BEFORE SHARE IN LOSSES OF ASSOCIATED COMPANY	(5,837)	23,534	(1,901)	(3,577)	2,031
SHARE IN LOSSES OF ASSOCIATED COMPANY	(144)		(144)

NET INCOME (LOSS) FOR THE PERIOD	(5,981)	23,534	(2,045)	(3,577)	2,031

EARNINGS (LOSS) PER SHARE:
BASIC	$(0.19)	$0.74	$(0.06)	$(0.11)	$0.06

DILUTED	$(0.19)	$0.72	$(0.06)	$(0.11)	$0.06

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	31,962	31,607	31,962	31,607	31,819

DILUTED	31,962	32,683	31,962	31,607	32,871

These financial statements, including comparative figures, are prepared in accordance with U.S. GAAP, and certain figures have been reclassified to conform therewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ AMICHAI STEINBERG
Amichai Steinberg Corporate Vice President for Finance and Chief Financial Officer

Dated: November 12, 2002